Exhibit 99.1

1558 West Hastings Street Vancouver |V6G 3J4|Canada T: 604.639.4457 | F: 604.639.4451 www.versussystems.com

Versus Systems to Power Second Screen Engagement in Canelo Alvarez Title Fight on May 8th

Keurig Dr. Pepper brand Crush, to work with the Frias Agency to beta test Versus’ engagement platform for live audiences of Canelo-Saunders middleweight title fight

LOS ANGELES, CA – May 4, 2021 - Versus Systems Inc. (“Versus” or the “Company”) (Nasdaq: VS) (FRANKFURT: BMVB) announced today that in concert with the Frias Agency, the Company will be launching a beta test of XEO, Versus’ second screen gamified rewards platform for the May 8th, 2021 Canelo Alvarez vs. Billy Joe Saunders middleweight boxing title fight taking place at AT&T stadium in Dallas, Texas. The Versus technology will allow Crush to create a unique engagement experience for fans watching the fight live, whether they are in-stadium or watching on DAZN pay-per-view. More than 60,000 fans are expected to be in attendance, making the Canelo-Saunders fight the largest United States sporting crowd since the COVID-19 shutdown began in March 2020.

In the days leading up to the fight, and during the fight itself, fans will be able to go to www.Crush-Canelo.com on their smart phones and other mobile devices and answer predictive questions about the weigh-in and the main event. They will also be able to play games and win daily prizes – including signed boxing gloves, DAZN codes, and Crush soda.

Additionally, a limited audience will be invited to access the proprietary mobile engagement platform via a live URL and a QR code that will be revealed by Canelo Alvarez and Crush on social media this week. Those fans that are invited into the beta test will be able to interact with Crush-sponsored content, prizes and event-related trivia and polling during the title fight. The experience will be available online, as well as via Android and iOS mobile devices.

“We are thrilled to work with Crush and Canelo on this project,” said Matthew Pierce, CEO of Versus Systems. “This beta test is an opportunity to showcase innovative brands, such as Crush, and to provide engaging content for millions of Canelo fans and boxing fans in general, both in-venue and at home.”

The Canelo-Saunders fight will take place at AT&T Stadium in Arlington, Texas. The event will also be televised via DAZN worldwide in over 200 countries and territories with the Versus second screen engagement experience available to limited TV and live event audiences. Past Canelo fights have garnered more than 800,000 pay-per-view purchases, and his last televised fight in February 2021 had an audience of more than eight million TV viewers.

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“The Versus XEO platform makes it possible for brands like Crush to provide Canelo fans with a unique experience, giving brands real-time access to a captive audience while increasing viewership and creating memorable experiences for sports fans,” says Andre Martelly, CEO of Frias Agency, the marketing and experiential agency for brands and franchises, including Crush, Modelo and Constellation Brands.

About Versus Systems

Versus Systems Inc. has developed a proprietary prizing and promotions engine that allows publishers, developers, and creators of streaming media, live events, broadcast TV, games, apps, and other content to offer real world prizes inside their content. Audiences can choose from among the offered prizes and then complete in-game or in-app challenges to win the prizes.  The Versus platform can be integrated into streaming media, TV, mobile, console, and PC games, as well as mobile apps. For more information, please visit www.versussystems.com or visit the official Versus Systems YouTube channel.

Investor contact:

Sean McGowan, Cody Cree

Gateway Investor Relations

949-574-3860

IR@versussystems.com

or

press@versussystems.com

Disclaimer for Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as "expects", or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "budget", "scheduled", "forecasts", "estimates", "believes" or "intends" or variations of such words and phrases or stating that certain actions, events or results "may" or "could", "would", "might" or "will" be taken to occur or be achieved) are not statements of historical fact and may be forward looking statements. These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to materially differ from any future results, performance or achievements expressed or implied by such forward-looking statements. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements and information. There can be no assurance that forward-looking information, or the material factors or assumptions used to develop such forward-looking information, will prove to be accurate. The Company does not undertake any obligations to release publicly any revisions for updating any voluntary forward-looking statements, except as required by applicable law.

About Frias Agency

Frias Agency is a full-service Experiential Marketing and Event Management agency specializing in experiential activations, digital advertising, brand strategy and creative services.

Frias has offices and warehouses strategically located across the U.S. in California, Texas and Florida to provide vertical integration to activation for some of the largest music tours, major sporting events and festivals in the country. Frias’s experience includes more than 1,200 live events providing unforgettable experiences for millions of people. They partner brands with superstar athletes, such as Canelo Alvarez, and they have built multiple campaigns that resulted in double digit increases of sales for clients such as Crush. Frias’s partnership with Corona Light and Kenny Chesney reached over 1 million consumers with more than 50 thousand sweepstake entries and thousands of on-site impressions. For more information, please visit www.friasagency.com.

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